UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                        For the date of 26 April 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


EMBARGO 12.00                                                   26 APRIL 2006


                           Allied Irish Banks, p.l.c.

Annual General Meeting

Chairman Mr. Dermot gleeson's Speech



("AIB") (NYSE: AIB) Chairman's speech to AIB Annual General Meeting in Rochestown Park Hotel, Douglas, Cork on Wednesday, 26th April 2006.


Click here to download accompanying slides


http://www.rns-pdf.londonstockexchange.com/rns/0243c_-2006-4-26.pdf


Check against delivery


Good morning ladies and gentlemen. My name is Dermot Gleeson and I am the Chairman of the Board of AIB and it is my pleasure to welcome you to the 39th Annual General Meeting.


It's a very great pleasure to be in Cork.


Many of you will of course know that the largest of the three constituent banks that went to make up AIB when it was founded 40 years ago this year, was the Munster and Leinster bank which was headquartered in Cork.


Probably fewer of you know that the oldest of the three that went to make up AIB, the Provincial Bank, opened its first branch in Cork on the South Mall on 1 September 1825.


Outside of the Dublin area, Cork and its surrounding areas have by far the largest concentration of AIB shareholders in the country. An estimated 20% of all our shareholders world wide live in Munster, so when a shareholder at last year's AGM suggested it was time to return to Cork, as someone that was born in the Western road, I needed very little persuasion and it is a great pleasure to be here.


I want to welcome shareholders who I have met at previous AGMs, shareholders who may not have attended in recent years and particularly to acknowledge the presence of AIB pensioners or the families of AIB staff, many people with long and valued connections with the bank. You are all very welcome.


Let me start by introducing my colleagues on the platform. This is John O'Donnell who took over as Group Finance Director last September and became a member of the Board last January. This is John's first AGM in that capacity and he is very welcome indeed.


Eugene Sheehy took over as Group Chief Executive last July and I am very happy to introduce Eugene to his first AGM in that capacity.


I am also joined by Liam Kinsella, the Secretary of the Company, and by Bryan Sheridan, the Group Law Agent.


Article 63 of our Articles requires a quorum of 10 and I propose dispensing with the reading of the Notice convening the meeting.


Copies of the 2005 Annual Report and Accounts have been sent to you with the Notice of the meeting and copies of those documents are also available on the way into the meeting.


We did a small survey a few years ago of people who attended the AGM and 20% of our attendees, were first time attenders.


We found that the typical person who attends the AGM holds between about 4,000 and 5,000, shares although worldwide the typical shareholder holds about 10,000 shares.


We have 83,000 shareholders worldwide but only a tiny proportion, less than 1% of shareholders, get to the AGM.


One of the purposes of AGM as set down in the Combined Code on Corporate Governance, is that it be used as a means of conducting effective communication with shareholders.


That involves people making their contributions as succinctly as possible and acknowledging the rights of fellow shareholders to be heard.


Shareholders in the room will probably range from those who hold 1 or 2 shares to those who hold perhaps 100,000 shares.


In the last two years we have adopted the procedure of allowing shareholders to submit questions in advance and this has proved helpful in determining the priorities which shareholders have in terms of what they want from the AGM.


We have received something like 80 questions and will certainly answer the ones which are most commonly repeated, because they represent the major concerns of the shareholders present.


We almost certainly will not be able to answer all the questions, but any unanswered questions will be the subject of written answers to the shareholders concerned.


One of the principal complaints, in fact the principal complaint, which our survey disclosed is that the AGM has on occasion gone on too long.


We want to make sure that we strike the right balance between allowing questions to be asked and answered and finish conducting the AGM in a prompt and efficient way in accordance with the wishes of the majority.


My principal job is to ensure that the AGM is conducted in an orderly and efficient way.


I now move to the first formal part of our proceedings which is the reading of the Auditors Report to the members and I call upon Mr Paul Doby of our auditors KPMG to read the Auditors Report.


Section 2 (After Paul Doby finishes)


At the AGM, shareholders have made clear that they like to receive an explanation and an account of how the business is doing.


An extensive account is of course available in the Annual Report and a smaller and more accessible summary is available in what we call the Summary Review which provides a useful birdseye view of where the bank is at this point in time.


Looking back then at AIB in 2005 I am glad to say that the story is a very positive one and has continued a good track record in delivering excellent value to you our shareholders.


In terms of total shareholder return, AIB delivered 22% in 2005.


Let me try and give you a snap shot of the way the business has been going.


Let's start with the most conventional or traditional way of gauging how we are doing that's to look at after tax profit, how much money is left when we have paid all our taxes.


(Slide 1 - After Tax Profit)

This slide shows the story over the last 5 years.


The 2001 figures are shown before and after the effect of the Allfirst fraud.


In 2005 we made EUR1,387m after tax.


And a second way of looking at progress is earnings per share EPS.


(Slide 2 - Adjusted Earnings Per Share)

How much profit did we make for each share that you own? In other words, take the average shares during 2005 (865 million) and spread the profit over them all.


The adjusted earnings per share for 2005 were 145.9c per share.


A third way of checking how the business is doing is to look at the trend in income versus costs.


(Slide 3 - Income/Cost Growth Trend)

A key relationship to look at, is it your cost or your income that's rising faster?


What this slide shows is that the gap between income and costs is widening; that the rate of increase of our income is greater than the rate of increase in our costs.


In 2005 the rate of increase in our income was 5 percentage points higher than the rate of increase in our costs.


So, what do we do with the profits we're generating?


Bank profits are a frequent topic of public comment and are frequently misunderstood.


Over 90% of our profit goes in one of three directions.


(Slide 4 - How The Profit Was Used)

32.4% of our total profits goes to paying dividends to shareholders.


But sometimes I think the public needs to be reminded that it is not just individual shareholders like yourselves.


It is also pension funds. There is hardly a Pension Fund in Ireland that doesn't hold AIB shares.


The vast majority of Irish pensioners are indirect beneficiaries of these profits.


There are almost half a million people in private sector pension schemes and those schemes depend for their viability on investments in businesses such as the Irish banks in particular such as AIB the largest of the Irish banks.


That's the first third of our profits.


42% of our profits are retained and kept to grow the business.


In 2005 we retained about half a billion Euro and that's going into what we call the bank's capital.


In simple terms (although this is subject to some complications) for every Euro of capital that we have, we can loan out about 12 Euro, so when we retain half a billion Euro it allows us to make further loans of EUR6bn.


Finally, the third major destination for our profits is in taxes and in 2005 that was 18.3% of our profits - EUR322m was paid in taxes.


Well over EUR1m per working day.


Another way of looking at our profit is profit by divisions - the different areas of the banks activity.


(Slide 5 - Profit Growth by Division)


This slide shows profit growth by division and you will see that happily in 2005 everyone of the divisions increased their profit over 2004 figures and you will recollect that 2004 was itself a very good year.


I think at times most of the divisions are self-explanatory (ROI and GB/NI, Poland) with the possible exception of Capital Markets.


That's the name we give to a collection of very important businesses that have done extraordinarily well over the last 5 years.


And because sometimes I think people find that description slightly puzzling, I want to try to show the businesses that make up the Capital Markets division.


About 55 per cent of Capital Markets profits are made from Corporate Banking relationships with leading Irish and international corporates.


Global Treasury primarily supports banking relationships by meeting the Treasury needs of our clients. We have dealing rooms in Dublin, London, Manchester, New York and Poland.


Investment Banking comprises a number of businesses including Corporate Finance, Investment Managers and Goodbody Stockbrokers.


The home and the heart of the bank is of course in the retail bank in the Republic of Ireland.


2005 was a year in which we have faced increased competition especially in our home markets and you will have seen plenty of publicity about new players in our home market.


(Slide 6 - Branch/Outlets Network - 325 Locations)


This slide shows how we are presently deployed in Ireland.


We are the most extensive bank with more than 325 branches and outlets deployed right across the island.


To give you an impression of the extent of our size and reach, we estimate that every day about 64,000 people walk into an AIB branch on this island.


It is also very important to remember that a huge number of our customers choose to bank in a different way because of the increased efficiency and popularity of internet and telephone banking and now I want to tell you something about that.


(Slide 7 - Internet Banking Figures)


This slide shows our internet banking business, a business that was really in its infancy when this AGM was last held in Cork in 1999.


In 2005 this service handled 25 million log ons, half a million a week, and this is an area where we continue to grow and innovate and where we expect to see further very significant growth in the years ahead.


We estimate that 67,000 customers go online to visit AIB Internet services every day in the Republic alone.


That means that every day we have roughly the same number of online customers as customers who actually come into our branch locations.


So AIB remains a leading presence in Ireland both online and in person.


As I have said however half our profits are made outside the Republic.


We operate in Poland the UK and the US but we also have offices in Paris, Frankfurt and a new office is planned for Sydney.


You will have seen the very positive results published on Monday for our first quarter in Poland.


Our international dimension is not just confined however to the business that we do we are also owned internationally.


(Slide 8 - Where the Shares are Owned)


38% of our shares are held in the Republic, 26% are in the United States, 22% in the United Kingdom, 12% in the rest of Europe and 2% in the rest of the world, so we are two thirds owned outside of the Republic of Ireland.


Finally let me look at something that's important to you. The trend in dividend growth which we the shareholders have enjoyed over the last 5 years.


(Slide 9 - Dividend Growth over Five Years)


This represents compound growth over 5 years to 2005 of 11% per annum.


In 2005 the total dividend was 10% higher than the previous year.


A successful rapidly growing economy like Ireland needs profitable banks.


Remember almost half our profits were taken in and retained with a view to making further loans to businesses and individuals, in Ireland and across the Group.


It has been said before that the banks are the nervous system of the economy.


When the economy is thriving and healthy and prospering it needs banks to support that momentum by supporting businesses and consumers and of course the banks will prosper as well and grow as well as a result.


AIB has 12,700 employees in the Republic of Ireland, 2,300 pensioners, and 56,000 shareholders.


I referred earlier to the half million private sector pensioners who are indirect recipients of profits, that this bank earns.


Those pensioners depend upon successful Irish companies like AIB turning in good profits year after year.


Last year we bought EUR350 million worth of goods and services from over 4,500 businesses in the Republic of Ireland.


Now finally let me say something about 2006, the year to date.


It is of course early days yet but our business continues to enjoy a continuation of the strong momentum we experienced in 2005 and we continue to see sustained demand in all our markets for all our key products. I am happy to reiterate our 2006 EPS guidance of low double digit EPS growth off our base of 145.9c.


We anticipate some rise in interest rates over the next year.


We continue to enjoy excellent loan growth in Ireland, the United Kingdom and in our International Corporate Banking activities.


We also expect another year of strong deposit growth.


Asset quality, that's to say the quality of our loans, is at a historically high level. Put another way, the number of defaulting loans is at an historically low level.


It's 40 years since the Royal, Provincial, and Munster and Leinster joined together to form AIB.


We have had good years and bad but have come a long way and learned a lot.


We remain one of Ireland's most successful companies and the prospects for future growth and profitability remain bright.


Now I am going to ask that a short video be shown after which we will move into the main part of the meeting.


                                     -ENDS-


For further information please contact:

Alan Kelly                               Catherine Burke
General Manager, Group Finance           Head of Corporate Relations
AIB Group                                AIB Group
Bankcentre                               Bankcentre
Ballsbridge                              Ballsbridge
Dublin 4                                 Dublin 4
Tel: +353-1-6600311 ext. 12162           Tel: +353-1-6600311 ext. 13894


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  26 April 2006                                By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.